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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:               Date examination completed:

             811-08942                                    October 31, 2003
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2. State Identification Number:

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   AL           AK           AZ           AR           CA           CO
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   CT           DE           DC           FL           GA           HI
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   ID           IL           IN           IA           KS           KY
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   LA           ME           MD           MA           MI           MN
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   MS           MO           MT           NE           NV           NH
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   NJ           NM           NY           NC           ND           OH
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   OK           OR           PA           RI           SC           SD
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   TN           TX           UT           VT           VA           WA
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   WV           WI           WY           PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:

   First Carolina Investors, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

   9347-A Founders Street, Fort Mill, SC 29708
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                SEC 2198 (11-91)
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                         First Carolina Investors, Inc.

                              Post Office Box 1827

                              Fort Mill, SC 29716

                                  803-802-0890


            Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940

We, as members of management of First Carolina Investors, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2003 and from June 30, 2003 through October 31, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003 and from June 30, 2003 through October 31, 2003 with respect to securities reflected in the investment account of the Company.

First Carolina Investors, Inc.

By:

/s/ Brent D. Baird
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Brent D. Baird
President
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                          INDEPENDENT AUDITORS' REPORT


Board of Directors
First Carolina Investors, Inc. and Subsidiaries

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that First Carolina Investors, Inc. and Subsidiaries (the "Company") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2003, without prior notice to management, and with respect to agreement of security purchases and sales, for the period from June 30, 2003 (the date of our last examination) through October 31, 2003:


        - Confirmation of all securities held by Wachovia Bank, N.A. in Charlotte, North Carolina

        - Reconciliation of all such securities to the books and records of the Company and the Custodian

        - Agreement of 39 security purchases and 5 security sales or maturities since our last report from the books and records of the Company to the broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that First Carolina Investors, Inc. and Subsidiaries complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Directors of First Carolina Investors, Inc. and Subsidiaries and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Charlotte, North Carolina
December 5, 2003